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                              July 14, 2022

       Yizhen Zhao
       Chief Executive Officer
       Ark7 Properties Plus LLC
       535 Mission Street, 14th Floor
       San Francisco, CA 94105

                                                        Re: Ark7 Properties
Plus LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 30, 2022
                                                            File No. 024-11869

       Dear Mr. Zhao:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed June 30, 2022

       U.S. Federal Income Tax Considerations, page 31

   1. We note your amended disclosure in response to comment 7. Please further revise to provide disclosure in
your offering circular as to the current material tax consequences to investors relating to
the acquisition, holding and disposition of the series shares. Clarify whether each series
will be treated as a separate entity for U.S. federal income tax purposes. We also note
disclosure in the    Overview    section, on page 15 and elsewhere
                                                        stating that investors
will be entitled to the    potential tax benefits normally associated
                                                        with direct property
ownership.    Please disclose the nature of these benefits, and discuss
                                                        the legal basis,
including any applicable Treasury Regulation, for these benefits.
 Yizhen Zhao
Ark7 Properties Plus LLC
July 14, 2022
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3865 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameYizhen Zhao                            Sincerely,
Comapany NameArk7 Properties Plus LLC
                                                         Division of
Corporation Finance
July 14, 2022 Page 2                                     Office of Real Estate
& Construction
FirstName LastName